FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated January 10, 2012 of Diana Containerships Inc. (the "Company") announcing the Company's acquisition of two Panamax container vessels.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: January 10, 2012	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: +30-210-947-0000
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES THE ACQUISITION
OF TWO PANAMAX CONTAINER VESSELS

ATHENS, GREECE, January 10, 2012 – Diana Containerships Inc. (NASDAQ: DCIX), a global shipping company specializing in owning and operating containerships, announced that it has signed today two Memoranda of Agreement with APL (Bermuda) Ltd. for the purchase of two Panamax container vessels the m/v "APL Sardonyx" and the m/v "APL Spinel".

The m/v "APL Sardonyx" is a 1995-built vessel of  approximately 4,750 TEU capacity and the m/v "APL Spinel" is a 1996-built vessel of approximately 4,750 TEU capacity. The purchase price for each vessel is US$30 million. The expected dates of delivery from their previous owners to the Company for both vessels are within the first quarter of 2012.

Each of the two vessels is chartered to APL (Bermuda) Ltd., or to a guaranteed nominee or to another entity of the NOL Group with similar or better net worth than APL (Bermuda) Ltd. for a period of minimum twenty-four (24) months plus or minus forty-five (45) days at a daily rate of US$24,750.  The charterer has the option to employ each vessel for a further twelve (12) month period plus or minus forty-five (45) days, at a daily rate of US$24,750 starting twenty-four (24) months after delivery of the vessel to the charterer. After that period the charterer has the option to employ each vessel for a further twelve (12) month period plus or minus forty-five (45) days, at a daily rate of US$28,000 starting thirty-six (36) months after delivery of the vessel to the charterer.  Options must be declared by the charterer not later than twenty (20) months for the first option and thirty-two (32) months for the second option after the delivery date to the charterer. Daily rates include a total commission of 2% paid to third parties and Diana Shipping Services S.A.

The employment of the two vessels is anticipated to generate approximately US$33.5 million of gross revenues for the minimum agreed period of the charters.

Chairman and Chief Executive Officer's Comments

"At the time of the Diana Containerships Inc. public offering in June 2011, we indicated that our strategy was to use part of the proceeds of that offering together with bank financing to fund the acquisition of additional vessels. Within six months, we have succeeded in putting that money to work with the acquisition of good ships from reputable liner operators with very lucrative time charters attached from their respective sellers. While industry conditions remain unsettled, we are well-positioned to operate our business successfully and we have cultivated and expanded our relationships with some of the strongest charterers in the industry. Furthermore, in what is generally regarded a difficult credit environment, we successfully arranged a credit facility that will significantly enhance our ability to implement our strategy and allow for our balance sheet to remain healthy and not over-leveraged. We are confident that, in the quarters to come, Diana Containerships Inc. will reward its shareholders with robust dividend distributions, consistent with our stated dividend policy," said Symeon Palios, Chairman and Chief Executive Officer of Diana Containerships Inc.

About the Company

Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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